

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Matthias Alder
Chief Executive Officer
Gain Therapeutics, Inc.
4800 Montgomery Lane, Suite 220
Bethesda, Maryland 20814

      Re: Gain Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed December 19, 2023
          File No. 333-276145

Dear Matthias Alder:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Steven M. Skolnick, Esq.